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                                                                   EXHIBIT 99.8

HAMBRECHT & QUIST LLC

                                                            ONE BUSH STREET
                                                         SAN FRANCISCO, CA 94104
                                                              (415) 439-3000

February 22, 1998

CONFIDENTIAL

The Board of Directors
Wonderware Corporation
100 Technology Drive
Irvine, CA  92718

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Wonderware Corporation ("Wonderware" or the "Company") of the consideration to be received by such shareholders in connection with a proposed transaction as set forth below.

We understand that Wonderware, Siebe plc ("Siebe"), WDR Acquisition Corp. (the "Purchaser") and WDR Sub Corp. (the "Merger Sub") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of February 24, 1998. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $24.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all the remaining holders of shares of Common Stock (other than Wonderware, Siebe, the Purchaser, the Merger Sub or their respective subsidiaries, and holders who have perfected their appraisal rights, if any, under Delaware law) with $24.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Wonderware in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

In the past, we have provided investment banking and other financial advisory services to Wonderware and have received fees for rendering these services. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of



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The Board of Directors
Wonderware Corporation
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Wonderware and receives customary compensation in connection therewith, and also provides research coverage for Wonderware. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Wonderware for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Wonderware.

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

        (i) reviewed the publicly available consolidated financial statements of Siebe for recent years and interim periods to date and certain other relevant financial and operating data of Siebe (including its capital structure) made available to us from published sources;

        (ii) reviewed the publicly available consolidated financial statements of Wonderware for recent years and interim periods to date and certain other relevant financial and operating data of Wonderware made available to us from published sources and from the internal records of Wonderware;

        (iii) reviewed certain internal financial and operating information, including certain projections, relating to Wonderware prepared by the management of Wonderware;

        (iv) discussed the business, financial condition and prospects of the Wonderware with certain of its officers;

        (v) reviewed the recent reported prices and trading activity for the common stocks of Wonderware and compared such information and certain financial information for Wonderware with similar information for certain other companies engaged in businesses we consider comparable;

        (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

        (vii)  reviewed the Agreement; and

        (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Siebe or Wonderware considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Siebe or Wonderware, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Siebe and Wonderware. For purposes of this opinion, we have assumed that neither Siebe nor Wonderware is a party to any pending transactions, including external financings, recapitalizations or material


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The Board of Directors
Wonderware Corporation
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merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We were not requested to, and did not, solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, Wonderware.

It is understood that his letter is for the information of the Board of Directors only an may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder as to whether such stockholders should accept the Offer.

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view.

Very truly yours,

HAMBRECHT & QUIST LLC



By /s/ Paul B. Cleveland
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    Paul B. Cleveland
    Managing Director